VIA EDGAR: VIA FORM RW/WD
11-15-2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Entrex Production and Installation Company, Inc
Application for Withdrawal on Form RW/WD for
File Number: 24-12495

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933
, as amended (the Securities Act), Entrex Production
and Installation Company, Inc (the Company) respectfully
 requests that the Securities and Exchange Commission
(the Commission) consent to withdraw the Offering
Statement (Regulation A) below:
         Form  Filing Date File Number
         RW 2024-11-14 024-12495
The Company requests withdrawal of the above which was
filed in error.    Please excuse this error as some
confusion, on our part.

Accordingly, the Company hereby respectfully requests
that the withdrawal of this submission as of the date herein.
   If you require additional information, please do not
hesitate to contact the undersigned at (954)856-6659.
Regards,

      /s/ Stephen H. Watkins

Stephen H. Watkins
Chief Executive Officer